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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           National Air Corporation
           --------------------------------------------------------
                               (Name of issuer)

                   Common Stock, par value $0.001 per share
           --------------------------------------------------------
                        (Title of class of securities)

                                  63243R 20 4
           --------------------------------------------------------
                                (CUSIP number)

                                Marc I. Berens
                        701 N. Post Oak Road, Suite 350
                             Houston, Texas 77024
                                (713) 682-7400
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 June 15, 1999
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  Page 1 of 4
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                             CUSIP No. 63243R 20 4

(1) Names of Reporting Persons.
    S.S. or I.R.S. Identification Nos. of Above Persons

            Yolana S. Berens
------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group*
               (a)  / /
               (b)  / /
------------------------------------------------------------------------
(3) SEC Use Only

------------------------------------------------------------------------
(4) Source of Funds*
        OO - Share Exchange
------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                             / /
------------------------------------------------------------------------
(6) Citizenship or Place of Organization
          United States
------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                        2,563,000
   NUMBER OF                -------------------------------------------
    SHARES                    (8)  Shared Voting Power
 BENEFICIALLY                           None
   OWNED BY                 -------------------------------------------
     EACH                     (9)  Sole Dispositive Power
   REPORTING
  PERSON WITH                         2,563,000
                            -------------------------------------------
                              (10) Shared Dispositive Power
                                      None
------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,563,000
------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                / /
------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     57.0%
------------------------------------------------------------------------
(14) Type of Reporting Person*
     Yolana S. Berens    IN
------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of National Air Corporation ("NAC") (the "Issuer"), a Texas corporation, 701 N. Post Oak Road, Suite 350, Houston, Texas 77024.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  Yolana S. Berens

     (b)  701 N. Post Oak Road, Suite 350, Houston, Texas 77024.

     (c)  Director, National Air Corporation

     (d)  n/a

     (e)  n/a

     (f)  United States

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     The Reporting Person exchanged 2,563,000 shares of Berensgallary.com, Inc., a Nevada corporation, common stock for the 2,563,000 shares of Issuer Common Stock, as part of a reorganization of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  2,563,000 57.0%

     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

     (c)  See Item 3.

     (d)  n/a

     (e)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          n/a

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          n/a


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: July 19,  1999                    YOLANA S. BERENS

                                         /s/  Yolana Berens
                                       ----------------------------------------
                                         By: Yolana S. Berens


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